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                                    Exhibit 1




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                                     [LOGO]

                             DURBAN ROODEPOORT DEEP

                                  NEWS RELEASE

                                                                   29 APRIL 2003

                                                                      211/03-IMD

FOR IMMEDIATE RELEASE

       OPERATING AND FINANCIAL RESULTS FOR THE QUARTER ENDED 31 MARCH 2003

                                   HIGHLIGHTS

                  CASH UNIT COSTS WELL CONTAINED IN RAND TERMS
                            BLYVOOR PRODUCTION STEADY
                             TOLUKUMA BACK IN PROFIT
                 HEALTHY BALANCE SHEET FOR FURTHER ACQUISITIONS
                SHAREHOLDING IN EMPEROR MINES INCREASED TO 19.81%


STRONGER RAND, LOWER PRODUCTION HITS FINANCIAL PERFORMANCE


     SARB POLICY, MONEY BILL WILL CURB GOLD MINING GROWTH, SAYS DRD CHIEF


The SA Reserve Bank's current "tight monetary discipline" was described today (29 April 2003) as seemingly "at odds with South Africa's reliance on export growth, the attainment of full employment and social redistribution", by the Chairman and Chief Executive Officer of Durban Roodepoort Deep, Limited (DRD), Mark Wellesley-Wood.

Reporting on DRD's operating and financial results for the quarter ended 31 March, 2003, Wellesley-Wood said that, while the "surprising appreciation of the Rand" had been caused partly by US Dollar weakness, it had been exacerbated by SARB policy.

"This has attracted short term money into the Rand at a time when policy should have been more benign," Wellesley-Wood said.

"Far from bringing money into the country, it is more likely to deter real fixed investment in wealth-creating activities such as gold mining."

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Wellesley-Wood also criticized the Government's proposed 3% royalty on gold producers' revenue.

"This will be an additional cost and will serve to sterilize gold reserves, reduce the attraction in investment in gold mining and result in lost jobs," he said.

Turning to DRD's operating and financial results in the March quarter, Wellesley-Wood said the Rand's strength against the US Dollar and a 7% decrease in gold production had led to a US$18 million (R201.8 million) decline in net operating income.

A further contributory factor had been the loss recorded by 40%-owned Consolidated Gold Recoveries (Pty) Limited (CGR) due to the underground fire at ERPM, of which DRD's share was US$2.3 million (R18.6 million).

While the US Dollar gold price received increased by 8% to US$348 per ounce, the strength of the Rand caused a 6% reduction in the Rand gold price received.

In spite of lower gold production, cash unit costs were well contained, increasing by 3% in Rand terms, Wellesley-Wood said. Translated to US Dollar terms, however, they were US$329 per ounce, around the current spot gold price level.

Gold revenue was marginally lower but the increase in cash operating costs in US Dollar terms, together with a 36% decrease in profit on financial instruments, led to a 60% reduction in net operating income to US$12.0 million.

      Net profit attributable to shareholders decreased to US$3.2 million from US$22.5 million. Cash and cash equivalents were US$63.1 million, and the current ratio of 132% compared to 200% the previous quarter. Borrowings, excluding the convertible bond, reduced to US$5.5 million from US$10.2 million. Fully diluted earnings per share were 1.7 US cents.



      DRD's NORTH WEST OPERATIONS, comprising the Harties and Buffels mines, reported a cash operating loss of US$2.4 million (R20 million), Wellesley-Wood said. An Eskom power failure caused an 11-day interruption at Buffels' Pioneer Shaft with a consequent loss of 2 890 ounces (90 kilograms) at a cost of US$1.5 million (R13 million).

      HARTIES had consistently failed to meet its targets, he said, and further corrective action was now needed across the whole of the North West Operations. The National Union of Mineworkers had been notified of the company's intention to effect some 1 000 retrenchments and, in order to reduce overheads, services between the North West Operations and Blyvoor had been rationalized under one management. Work on bringing all ore feed to a single, upgraded metallurgical plant at Harties was underway and would reduce costs by some US$3 per ton (R28 per ton).

      At BLYVOOR, Wellesley-Wood said, gold production had been consistent with the previous quarter and underground cash unit costs had declined by 1% in Rand terms. Blyvoor's new slimes dam project had begun and was expected to be completed by December 2003 at a capital cost of US$8 million (R60 million).

      TOLUKUMA had had a much-improved quarter, recording a cash operating profit of US$1.6 million (R13.7 million), Wellesley-Wood said. Gold production in March reached 7 312 ounces (219 kilograms) due to the high grade Tinabar vein coming on stream and cash unit costs reduced to US$265 per ounce.

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      These results from the company's Papua New Guinea operation now appeared to be sustainable for the foreseeable future, he said.

      At CGR's ERPM mine, production was returning to normal after the underground fire that had resulted in the loss of 4 180 ounces (130 kilograms) of gold at a cost of US$1.8 million (R15 million).

      "While ERPM's costs are clearly unacceptable in the short term, efficiencies are improving, with a doubling of output per total employee costed to 18 tons having been achieved."

      CGR's Cason Dump retreatment project had been deferred due to cash constraints, Wellesley-Wood said.

      During the quarter, DRD increased its shareholding in EMPEROR Gold Mines in Fiji to 19.81%, the maximum allowed under Australian takeover rules. The total cost of this investment now stands at A$16.8 million, which had been accounted for at fair value. Emperor's results for the March quarter showed an increase in gold production of 14% to 30 206 ounces at a reduced loss of US$0.8 million (A$1.4 million).

      Wellesley-Wood announced the retirement of FRIK COETZEE as DRD's Operations Director, due to ill health.

"Frik has had a long association with DRD; we are grateful to him for his contribution and wish him well for the future," he said.

      DEON VAN DER MESCHT, currently General Manager at Blyvoor, would assume responsibility for all of the company's South African operations, Wellesley-Wood said.

      NEIL PRETORIUS would join the company shortly, from private practice, as its legal adviser.

      Wellesley-Wood made reference to a communication from the DRD Board (AVAILABLE TODAY ON THE DRD WEBSITE: www.durbans.com) dealing with corporate governance matters and the actions the company is taking to recover funds due to shareholders through legal processes.

* All figures quoted are in US GAAP.



      DISCLAIMER:


      SOME OF THE INFORMATION IN THIS MEDIA RELEASE MAY CONTAIN PROJECTIONS OR OTHER FORWARD LOOKING STATEMENTS REGARDING FUTURE EVENTS OR OTHER FUTURE FINANCIAL PERFORMANCE. WE WISH TO CAUTION YOU THAT THESE STATEMENTS ARE ONLY PROJECTIONS AND THOSE ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN REVIEWING, PLEASE REFER TO THE DOCUMENTS THAT WE FILE FROM TIME TO TIME WITH THE SEC, SPECIFICALLY TO OUR ANNUAL REPORT ON FORM 20-F. THESE DOCUMENTS CONTAIN AND IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR PROJECTIONS OR FORWARD LOOKING STATEMENTS, INCLUDING SUCH RISKS AS DIFFICULTIES IN BEING A MARGINAL PRODUCER OF GOLD, CHANGES AND RELIABILITY OF ORE RESERVE ESTIMATES, GOLD PRICE VOLATILITY, CURRENCY FLUCTUATIONS, PROBLEMS IN THE INTEGRATION OF OPERATIONS, EXPLORATION AND MINING RISKS AND A VARIETY OF RISKS DESCRIBED IN OUR ANNUAL REPORT ON FORM 20-F. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE RESULTS OF ANY OF THESE FORWARD LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNEXPECTED RESULTS.


      CAUTIONARY NOTE TO U.S. INVESTORS -- THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PERMITS MINING COMPANIES, IN THEIR FILINGS WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE THE TERM "RESOURCES" (WHICH INCLUDES "MEASURED", "INDICATED", AND "INFERRED") ON OUR WEB SITE, WHICH THE SEC GUIDELINES STRICTLY PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-28800, AVAILABLE FROM US AT 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, 2193, SOUTH AFRICA. YOU CAN ALSO OBTAIN THIS FORM FROM THE SEC WEBSITE AT http://www.sec.gov/edgar.shtml

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QUERIES:    Ilja Graulich, Durban Roodepoort Deep, Limited
            +27 11 381 7826 (office)
            +27 83 604 0820 (mobile)

            James Duncan, Russell & Associates
            +27 11 880 3924 (office)
            +27 82 892 8052 (mobile)

TWO CONFERENCE CALLS ON THE QUARTER'S RESULTS WILL BE HOSTED TODAY, TUESDAY, 29 APRIL, 2003.

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SOUTH AFRICA CALL:                              09:30 (SA TIME)
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
SA TOLL FREE DIAL-IN NUMBER:                    0800-200-648

UK/EUROPE AND USA CALL:                         15:30 (SA TIME)
-----------------------
UK/EUROPE TOLL FREE DIAL-IN NUMBER:             (INTERNATIONAL  DIALING  CODE) + 800-246-78700
USA TOLL FREE DIAL-IN NUMBER:                   1-800-860-2442
CANADA TOLL FREE DIAL-IN NUMBER:                (INTERNATIONAL  DIALING  CODE) + 800-246-78700
SA TOLL FREE DIAL-IN NUMBER:                    0800-200-648
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A POWERPOINT PRESENTATION WILL BE AVAILABLE ON DRD'S WEBSITE (www.durbans.com OR
www.drd.co.za) FROM 09:00 (SA TIME).

BOTH CONFERENCE CALLS WILL BE WEBCAST. PLEASE CLICK ON THE "WEBCAST" BUTTON ON THE DRD WEBSITE HOMEPAGE OR ACCESS THEM VIA:

09:30:      http://www.corpcam.com/showstream NOADVERT LIVE.ASP?PRESID=337

15:30:      http://www.corpcam.com/showstream NOADVERT LIVE.ASP?PRESID=339